New Canterbury Park Holding Corporation

1100 Canterbury Road

Shakopee, Minnesota 55379

May 25, 2016

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	New Canterbury Park Holding Corporation Registration Statement on Form S-4 File No. 333-210877

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New Canterbury Park Holding Corporation, a Minnesota corporation (the “Company”), hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 9:00 a.m., Eastern Time, on Friday, May 27, 2016, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	Should the Securities Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Company’s Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Company’s Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Richard Primuth of Lindquist & Vennum, LLP, counsel to the Company, at (612) 371-3260 as soon as the Registration Statement has been declared effective.

Very Truly Yours,

NEW CANTERBURY PARK HOLDING CORPORATION

/s/ Randall D. Sampson
Randall D. Sampson President & Chief Executive Officer